Organigram Signs Multi-Year Cannabis Extraction Agreement with Valens GroWorks Corp.

Partnership supports Organigram’s large-scale extraction and production strategy

MONCTON, JANUARY 29, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce it has signed a multi-year extraction contract with Valens GroWorks Corp. (CSE: VGW, OTC: VGWCF) (“Valens”), a provider of cannabis products and services focused on proprietary extraction methodologies, distillation, cannabinoid isolation and purification, as well as associated quality testing.

Under the terms of the agreement, Valens will extract cannabis flowers and trim from Organigram’s Moncton operation as well as hemp to produce extract concentrate. In turn, the concentrate will be used by Organigram to produce oils and, eventually, derivative edible and vaporizable cannabis products. The legalization of cannabis edibles and other derivative based products in Canada is expected later this year.

“Looking ahead to another year of unprecedented firsts in the national and global cannabis industries, our growth strategy is aggressive,” says Greg Engel, CEO, Organigram. “A key element of that success is partnerships with companies like Valens who can offer the capacity, quality and expertise to help ensure we deliver on our ongoing commitment to meeting the increasing demand of the global medical and adult recreational cannabis markets.”

“We are pleased to be a trusted partner of Organigram and the Canadian cannabis industry,” says Tyler Robson, CEO of Valens GroWorks Corp. “We are proud to collaborate with companies like Organigram who continue to look for innovative technologies that will best serve the long-term needs of their customers.”

The agreement between the two companies is effective immediately.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company’s global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram’s primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

About Valens GroWorks Corp.

Valens GroWorks Corp. is a research-driven, vertically integrated Canadian cannabis company focused on downstream secondary extraction methodology, distillation and cannabinoid isolation and purification, as well as associated quality testing with three wholly-owned subsidiaries located in and around Kelowna, BC. Subsidiary Valens Agritech (“VAL”) holds a license to cultivate cannabis and produce cannabis oil under the Cannabis Act, as well as a license to conduct analytical testing for the cannabis industry. VAL currently has extraction processing and supply agreements with various leading producers across Canada. Subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence for Plant Based Science. Subsidiary Valens Farms is in the process of becoming a purpose-built facility in compliance with European Union (EU) Good Manufacturing Practices (GMP) standards, ensuring the product from this facility can be exported anywhere in the world where Cannabis is nationally legal for medical or adult usage purposes.

Neither TSX Venture Exchange, the CSE nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes to supply channels and inputs, consistency of humidity control units and contained packaging, that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations inquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645-1653